October 14, 2022	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$831,000

Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar due October 21, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek capped exposure to any appreciation of the British pound sterling relative to the U.S. dollar, as reflected in the Reference Currency Return as described in this pricing supplement, at maturity. The Reference Currency Return is subject to an embedded cap of approximately 100.00%, and the method of calculating the Reference Currency Return will diminish any appreciation of the British pound sterling relative to the U.S. dollar. Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Risks Relating to the Notes — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “Selected Risk Considerations — Risks Relating to the Notes — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency Relative to the Base Currency” for more information.
•	Investors should be willing to forgo interest payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on October 14, 2022 and are expected to settle on or about October 19, 2022.
•	CUSIP: 48133MDX5

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$831,000	$8,310	$822,690

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $964.40 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 2-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Reference Currency: The British pound sterling (GBP)

Base Currency: The U.S. dollar (USD)

Participation Rate: 115.00%

Pricing Date: October 14, 2022

Original Issue Date (Settlement Date): On or about October 19, 2022

Observation Date*: October 16, 2024

Maturity Date*: October 21, 2024

Spot Rate: The Spot Rate on any relevant day is expressed as a number of U.S. dollars per one British pound sterling and is equal to the U.S. dollar per one British pound sterling exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page USDGBPFIXM=WM (or any successor page) at approximately 10:00 a.m., New York City time, on that day.

Currency Business Day: A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is London, United Kingdom) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero and will not be greater than the effective cap of $1,150.00 per $1,000 principal amount note.

Because of the effective cap on the Reference Currency Return of approximately 100.00%, the maximum payment at maturity is $2,150.00 per $1,000 principal amount note.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Additional Amount: The Additional Amount payable at maturity per $1,000 principal amount note will equal:

$1,000 + ($1,000 × Reference Currency Return × Participation Rate),

provided that the Additional Amount will not be less than zero or greater than the effective cap of $1,150.00 per $1,000 principal amount note.

Reference Currency Return:

(Final Value – Initial Value)
Final Value

The Reference Currency Return is effectively capped at approximately 100.00%. Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Risks Relating to the Notes — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “Selected Risk Considerations — Risks Relating to the Notes — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency Relative to the Base Currency” for more information.

Initial Value: The Spot Rate on the Pricing Date, which was 1.11695

Final Value: The Spot Rate on the Observation Date

PS-1 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

How Do Exchange Rates and the Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency. The Spot Rate is expressed as the number of U.S. dollars per one British pound sterling.

As a result, an increase in the Spot Rate from the Initial Value to the Final Value means that the British pound sterling has appreciated / strengthened relative to the U.S. dollar from the Initial Value to the Final Value. This means that it would take more U.S. dollars to purchase one British pound sterling on the Observation Date than it did on the Pricing Date. Viewed another way, one U.S. dollar could purchase fewer British pounds sterling on the Observation Date than it could on the Pricing Date.

Conversely, a decrease in the Spot Rate from the Initial Value to the Final Value means that the British pound sterling has depreciated / weakened relative to the U.S. dollar from the Initial Value to the Final Value. This means that one U.S. dollar could purchase more British pounds sterling on the Observation Date than it could on the Pricing Date. Viewed another way, it would take fewer U.S. dollars to purchase one British pound sterling on the Observation Date than it did on the Pricing Date.

The Reference Currency Return reflects the return of the British pound sterling relative to the U.S. dollar from the Initial Value to the Final Value, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the British pound sterling relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the British pound sterling relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into British pounds sterling at the Initial Value on the Pricing Date and then, on the Observation Date, converting back into U.S. dollars at the Final Value. In this pricing supplement, we refer to the return of the British pound sterling relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the British pound sterling relative to the U.S. dollar will be diminished, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the British pound sterling relative to the U.S. dollar increases as the Reference Currency Return increases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume an Initial Value of 1.00 for the British pound sterling relative to the U.S. dollar.

Example 1: The British pound sterling strengthens from the Initial Value of 1.10 to the Final Value of 1.21.

The Reference Currency Return is equal to 9.09%, calculated as follows:

(1.21 – 1.10) / 1.21 = 9.09%

By contrast, if the return on the British pound sterling were determined using a conversion return, the return would be 10.00%.

Example 2: The British pound sterling strengthens from the Initial Value of 1.10 to the Final Value of 110.00.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of approximately 100.00% on the Reference Currency Return, calculated as follows:

(110.00 – 1.10) / 110.00 = 99.00%

By contrast, if the return on the British pound sterling were determined using a conversion return, which would not be subject to the effective cap of approximately 100.00%, the return would be 9,900.00%.

As Examples 1 and 2 above demonstrate, the diminishing effect on any appreciation of the British pound sterling relative to the U.S. dollar increases as the Reference Currency Return increases.

Example 3: The British pound sterling weakens from the Initial Value of 1.10 to the Final Value of 0.99.

The Reference Currency Return is equal to -11.11%, calculated as follows:

(0.99 – 1.10) / 0.99 = -11.11%

The hypothetical Initial Value, Final Values and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

PS-2 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical payment at maturity on the notes linked to a hypothetical Reference Currency relative to a hypothetical Base Currency. The hypothetical payments set forth below assume the following:

•	an Initial Value of 1.10; and
•	a Participation Rate of 115.00%;

The hypothetical Initial Value of 1.10 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the Spot Rate of the Reference Currency on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual Spot Rates, please see the historical information set forth under “The Reference Currency” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Reference Currency Return	Reference Currency Return × Participation Rate (115%)	Additional Amount	Payment at Maturity
22.00000	95.00%	109.25%	$1,092.50	$2,092.50
11.00000	90.00%	103.50%	$1,035.00	$2,035.00
5.50000	80.00%	92.00%	$920.00	$1,920.00
3.14286	65.00%	74.75%	$747.50	$1,747.50
2.20000	50.00%	57.50%	$575.00	$1,575.00
1.83333	40.00%	46.00%	$460.00	$1,460.00
1.57143	30.00%	34.50%	$345.00	$1,345.00
1.37500	20.00%	23.00%	$230.00	$1,230.00
1.22222	10.00%	11.50%	$115.00	$1,115.00
1.15789	5.00%	5.75%	$57.50	$1,057.50
1.11111	1.00%	1.15%	$11.50	$1,011.50
1.10000	0.00%	0.00%	$0.00	$1,000.00
1.04762	-5.00%	N/A	$0.00	$1,000.00
1.00000	-10.00%	N/A	$0.00	$1,000.00
0.91667	-20.00%	N/A	$0.00	$1,000.00
0.84615	-30.00%	N/A	$0.00	$1,000.00
0.78571	-40.00%	N/A	$0.00	$1,000.00
0.73333	-50.00%	N/A	$0.00	$1,000.00
0.68750	-60.00%	N/A	$0.00	$1,000.00
0.64706	-70.00%	N/A	$0.00	$1,000.00
0.61111	-80.00%	N/A	$0.00	$1,000.00
0.57895	-90.00%	N/A	$0.00	$1,000.00
0.55000	-100.00%	N/A	$0.00	$1,000.00
PS-3 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Reference Currency Returns detailed in the table above (-50% to 50%). There can be no assurance that the performance of the Index will result in a payment at maturity in excess of $1,000.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

How the Notes Work

Upside Scenario:

If the Reference Currency Return is positive (i.e. the British pound sterling appreciates relative to the U.S. dollar from the Initial Value to the Final Value), investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the Reference Currency Return times the Participation Rate of 115.00%.

•	If the Reference Currency Return is 5.00%, investors will receive at maturity a 5.75% return, or $1,057.50 per $1,000 principal amount note.

Par Scenario:

If the Reference Currency Return is zero (i.e. the British pound sterling is flat relative to the U.S. dollar from the Initial Value to the Final Value) or negative (i.e. the British pound sterling depreciates relative to the U.S. dollar from the Initial Value to the Final Value), the Additional Amount will be zero and investors will receive at maturity the principal amount of their notes.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If the Reference Currency Return is zero (i.e. the British pound sterling is flat relative to the U.S. dollar from the Initial Value to the Final Value) or negative (i.e. the British pound sterling depreciates relative to the U.S. dollar from the Initial Value to the Final Value), you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit

PS-4 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE REFERENCE CURRENCY RETURN IS SUBJECT TO AN EMBEDDED MAXIMUM RETURN —

Because the Reference Currency Return is expressed as (a) the Final Value minus the Initial Value divided by (b) the Final Value, the Reference Currency Return is subject to an embedded maximum return. In no event will the Currency Return exceed 100.00% times the Participation Rate of 115.00%. Accordingly, the payment at maturity will not exceed $2,150.00 per $1,000 principal amount note.

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE BASE CURRENCY —

The Reference Currency Return reflects the return of the British pound sterling relative to the U.S. dollar from the Initial Value to the Final Value, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the British pound sterling relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the British pound sterling relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into British pound sterling at the Initial Value on the Pricing Date and then, on the Observation Date, converting back into U.S. dollars at the Final Value. In this pricing supplement, we refer to the return of the British pound sterling relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any appreciation of the British pound sterling relative to the U.S. dollar will be diminished, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the British pound sterling relative to the U.S. dollar increases as the Reference Currency Return increases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns. See “How Do Exchange Rates and the Reference Currency Return Work?” in this pricing supplement for more information.

•	THE NOTES DO NOT PAY INTEREST.
•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY —

You may receive a lower payment at maturity than you would have received if you had invested directly in the British pound sterling or contracts related to the British pound sterling for which there is an active secondary market.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-5 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Reference Currency

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the U.S. dollar or the British pound sterling is at any moment a result of the supply and demand for that currency. Changes in foreign

PS-6 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United Kingdom and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the United Kingdom and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in the United Kingdom and the United States; and
•	the extent of governmental surplus or deficit in the United Kingdom and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United Kingdom and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the United Kingdom and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT —

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the British pound sterling and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL —

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of the United Kingdom and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the British pound sterling relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN —

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

PS-7 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

The Spot Rate

The Spot Rate on any relevant day is expressed as a number of U.S. dollars per one British pound sterling and is equal to the U.S. dollar per one British pound sterling exchange rate as reported by Refinitiv on page USDGBPFIXM=WM (or any successor page) at approximately 10 a.m., New York City time, on that day.

Historical Information

The following graph sets forth the historical performance of the British pound sterling relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of U.S. dollars that can be exchanged for one British pound sterling, which we refer to in this pricing supplement as the exchange rate) as shown on the Bloomberg Professional® service (“Bloomberg”), from January 6, 2017 through October 14, 2022. The Spot Rate on October 14, 2022 was 1.11695, calculated in the manner set forth under “Key Terms — Spot Rate” in this pricing supplement.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the British pound sterling appreciates in value against the U.S. dollar.

The historical exchange rates used to plot the graph below were determined using the rates reported by Bloomberg, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Refinitiv page. The historical Spot Rate above and the exchange rates displayed in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date. There can be no assurance that the performance of the British pound sterling relative to the U.S. dollar will result in a payment at maturity in excess of your principal amount, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Tax Treatment

There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 3-II. Our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes will be treated for U.S. federal income tax purposes as debt instruments. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the

PS-8 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Our treatment of the notes will be binding on you, unless you properly disclose to the IRS an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If the IRS successfully challenges the treatment of the notes as CPDIs, then the notes would be treated as original issue discount debt instruments (that are not CPDIs) with an amount of original issue discount equal to the maximum return at maturity. Under this treatment, if you are a U.S. Holder, your annual taxable income from (and adjusted tax basis in) the notes would be greater than if it were based on the comparable yield, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, to the extent they reflect statements of law, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 4.85%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,101.03. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
Original Issue Date through December 31, 2022	$9.57	$9.57
January 1, 2023 through December 31, 2023	$49.56	$59.13
January 1, 2024 through October 21, 2024	$41.90	$101.03

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Treatment as Contingent Payment Debt Instruments.”

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal

PS-9 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Spot Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly,

PS-10 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar

purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Capped Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar